Exhibit 1.01

Conflict Minerals Report of Pacific Biosciences of California, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (“CMR”) of Pacific Biosciences of California, Inc. (“PACB”) for the reporting period January 1, 2014 to December 31, 2014 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

I. Company Overview

PACB designs, develops and manufactures the PacBio® RS II Sequencing System to help scientists resolve genetically complex problems. Combining advances in nanofabrication, biochemistry, molecular biology, surface chemistry and optics, PACB created a technology platform called Single Molecule, Real-Time, or SMRT, technology. The PacBio RS II Sequencing System is an instrument that uses PACB’s proprietary consumables, including PACB’s SMRT Cells and reagent kits that are used to prepare and sequence DNA samples.

PACB conducted an analysis of its products and found that the SEC defined “conflict minerals,” namely tin, tantalum, tungsten, and gold (“3TG”), can be found in its PacBio RS II instruments and certain related consumables. Therefore, the products that PACB manufactures are subject to the reporting obligations of Rule 13p-1.

II. Due Diligence

In accordance with the rules, PACB performed due diligence procedures to determine the conflict minerals status of the necessary conflict minerals used in its products. In conducting its due diligence, PACB implemented the  Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.

PACB’s due diligence measures were based on the conflict-free sourcing initiative (“CFSI”) of the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”). As a company in the DNA sequencing market, PACB is several levels removed from the actual mining of 3TG. PACB does not make purchases of raw ore or unrefined 3TG and makes no purchases of 3TG directly from the Democratic Republic of the Congo (“DRC”) or an adjoining country (together, the “Covered Countries”).

PACB performed the following due diligence measures:

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Defined the scope of its conflict minerals due diligence by identifying and reaching out to current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG.

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Adopted the standard Conflict Minerals reporting templates established by the CFSI, and launched its conflict minerals due diligence communication survey to these suppliers, who were suppliers to PACB in 2014. PACB sent out surveys to the 25 suppliers identified in its due diligence efforts and received responses from all 25 suppliers, providing a 100% response rate.

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Relied on these supplier’s responses to provide PACB with information about the source of conflict minerals contained in the components supplied to PACB. Its direct suppliers are similarly reliant upon information provided by their suppliers.

III. Findings and Conclusion

Out of 25 suppliers identified, 5 suppliers said that some of their suppliers had minerals that were sourced from the Covered Countries.  However, to the extent that minerals were identified as sourced from the Covered Countries, these suppliers stated that they were able to trace the source to suppliers that were certified as conflict free or CFSI compliant, to smelters certified as conflict free, or to a supplier that has complete control from mine to production. The majority of the suppliers declared they were unable to identify the source of the conflict minerals in their products.

Based on the representation made by its suppliers, PACB has concluded that its supply chain remains “DRC conflict undeterminable.” for calendar 2014. PACB reached this conclusion because it has been unable to determine the origin of all 3TG used in certain integrated circuits and other components used in the manufacturing of its instruments and related consumables. This was due to a lack of information from its suppliers to conclude whether the necessary Conflict Minerals originated in the Covered Countries and, if so, whether the necessary Conflict Minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

IV. Future Steps

PACB is continuing to develop methods, implement tools and adopt procedures that are designed to be both auditable and in accordance with the OECD Framework. In the next compliance period, PACB intends to continue to develop its processes in working with its suppliers to provide accurate and complete information regarding Conflict Mineral sourcing.

V. Additional Risk Factors and Considerations

This Conflict Minerals Report contains forward looking statements relating to actions that we may take in the future. Such statements are based on the current expectations of our management and are neither promises nor guarantees of future performance of the actions. Subsequent events and developments may cause management’s views to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this report.

The statements above are based on the due diligence performed in good faith by the company. The statements are all based on information available at the time, and many factors can introduce error impacting the Company’s Conflict Minerals status. Some factors could include but are not limited to unavailable supplier data, incomplete supplier data, incomplete smelter data, errors or omissions in supplier or smelter responses, and suppliers or smelter operators who are unfamiliar with the Conflict Minerals rule and protocols for responding to requests for information about Conflict Minerals.

Suppliers and manufacturers generally provided facility information at the company level, representing the suppliers’ and manufacturers’ entire product lines, and generally did not limit their responses to facility information for Covered Minerals in products they supply to PACB specifically.

 VI. Independent Private Sector Audit

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.